June 24, 2024

via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Heather Clark
Mr. Andrew Blume

Re:	AudioCodes Ltd. Form 20-F for the Year Ended December 31, 2023

Form 6-K furnished May 7, 2024

File No. 000-30070

Ladies and Gentlemen:

We have set forth below the responses of AudioCodes Ltd. (the “Company”) to the comments contained in your letter to Mr. Niran Baruch, Vice President Finance and Chief Financial Officer of the Company, dated as of June 17, 2024, with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Form 20-F”), and the Company’s Form 6-K furnished to the Securities and Exchange Commission (the “Commission”) on May 7, 2024 (the “May Form 6-K”). For your convenience, we have repeated the Division of Corporation Finance’s (the “Staff”) comments below in italics before each of our responses.

Form 20-F for the Year Ended December 31, 2023

Liquidity and Capital Resources, page 63

1.	Please provide a more informative discussion and analysis of cash flows from operating, investing and financing activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response:

The Company respectfully acknowledges the Staff’s comment with respect to the Staff’s request for more informative discussion and analysis of cash flows arising from the Company’s operations, investments, and financing activities. The Company respectfully advises that when preparing Item 5 - Operating and Financial Review and Prospects of its Form 20-F, the Company assesses its disclosure in light of existing guidance set forth in Item 303 of Regulation S-K, as well as the related instructions and guidance promulgated by the Staff. In furtherance of the foregoing, the Company has revised the pertinent disclosure from the 2023 Form 20-F below (in bolded and underlined text) to acknowledge and reflect the Staff’s comment. The Company will continue to enhance its disclosure in future Form 20-F filings, beginning with the Company’s annual report for the year ended December 31, 2024, as appropriate, to provide additional discussion of cash flows from operating, investing, and financing activities, including with respect to material changes between periods and additional discussion of the underlying reasons and implications underlying such change(s).

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations for the last three years primarily from our cash and cash equivalents, bank deposits, bank borrowings and cash from operations.

Our cash requirements have principally been for working capital and capital expenditures. Historically, we have financed our working capital requirements, primarily from sales of our products and services.

We plan to continue to finance our working capital in the future primarily through sales of our products and services. Our future capital requirements will depend on many factors, including our growth rate, continuing market acceptance of our products and services, customer retention, our ability to gain new customers, the timing and extent of spending to support research and development efforts, the expansion of sales and marketing activities and personnel, the introduction of new and enhanced offerings, and the impact of changes to the global economy, among other factors.

As of December 31, 2023, we had $106.7 million in cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term financial investments and bank deposits, a decrease of $17.6 million from $124.3 million as of December 31, 2022.

Our material cash requirements from known contractual and other obligations include our lease commitments and purchase commitments. For additional information on the foregoing lease commitments and purchase commitments, see Note 9 and Note 10a to our Consolidated Financial Statements included elsewhere in this Annual Report.

Operating Activities

Our operating activities are driven by sales of our products and services, less costs and expenses, primarily payroll and related expenses, and adjusted for certain non-cash items, mainly depreciation and amortization, stock-based compensation, amortization of deferred commissions, non-cash operating lease costs, amortization of debt discount and issuance costs and amortization of premium and accretion of discount on marketable securities, and changes in operating assets and liabilities.

Our operating activities provided cash in the approximate amount of $14.9 million in the year ended December 31, 2023, primarily attributable to net income of $8.8 million, an increase of $3.1 million in deferred revenues, non-cash charges of $2.6 million for depreciation and amortization, and $11.4 million for share-based compensation expenses, a decrease of $1.4 million in deferred tax assets, and other non-cash changes of $4.6, offset by working capital use of $15.6.

Investing Activities

Our investing activities consist primarily of capital expenditures to purchase property and equipment, including leasehold improvements, purchase and sale of deposits and changes in our marketable securities. In the future, we expect to continue to incur capital expenditures to support our expanding operations.

In the year ended December 31, 2023, our investment activities used cash in the amount of $20.0 million, primarily as a result of proceeds of $14.1 million derived from the redemption of financial investments, proceeds of $6.9 million from the sale and redemption of marketable securities, and proceeds of $5.0 million derived from short-term and restricted bank deposits, which was off set by a $6.0 million purchase of property and equipment related to our new headquarters.

Financing Activities

In the year ended December 31, 2023, we used $28.9 million of cash in financing activities, primarily as a result of $18.3 million used to repurchase our shares and $11.4 million used to pay cash dividends to our shareholders, partially offset by $0.8 million of proceeds from the issuance of shares upon exercise of stock options.

Financial Statements

Notes to Consolidated Financial Statements

Note 2:- Significant Accounting Policies

i. Inventories, page F-14

2.	You disclose that inventories are stated at the lower of cost or market. Please clarify if you recognize inventory at the lower of cost or market, or the lower of cost or net realizable value, and revise your disclosures accordingly. See ASC 330-10-35-1B.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company measures its inventories at the lower of cost and net realizable value. In response to the Staff’s comment, the Company will clarify its accounting policy in future filings as follows (changes to the policy included in the 2023 Form 20-F filing are reflected by the bolded and underlined text immediately below):

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the “weighted average cost” method for raw materials and finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued product lines and market prices lower than cost.

Form 6-K furnished on May 7, 2024

3.	We note your non-GAAP adjustments for "Lease expense" and "Deferred tax." Considering these expenses appear to represent normal and recurring operating expenses necessary to run your business, please tell us how you determined these adjustments were appropriate. If you believe these adjustments are in compliance with non-GAAP rules, please advise. Also tell us if your non-GAAP adjustments are presented on a net of tax basis. If so, revise to present the adjustments on a pre-tax basis with the income tax impact shown as a separate adjustment and clear disclosure of how the tax impact was calculated. Refer to Questions 100.01 and 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

The Company respectfully acknowledges the Staff’s comment. When utilizing non-GAAP measures, the Company considers, among other things, the requirements set forth under Rule 100(b) of Regulation G and the Staff’s related guidance, including the Non-GAAP Financial Measures Compliance and Disclosures Interpretations (collectively, the “Non-GAAP Guidance”). The below sets forth the Company’s responses with respect to its non-GAAP adjustments for both “lease expense” and “deferred tax.”

Non-GAAP Adjustments for “Lease Expense.” The Company signed a lease agreement for its new headquarters, which has commenced in 2023 (the “New HQ Lease”), and pursuant to the terms of such lease, the Company is not required to pay cash for the lease until July 2024. The Company continued, however, to pay rent on its existing headquarters through the end of April 2024, as its prior lease agreement was still in effect through April 30, 2024. Under U.S. GAAP (“GAAP”), lease expense recognition should begin at lease commencement, and therefore, the Company must recognize lease expense for its new headquarters while also recognizing lease expense for the existing headquarters. In the ordinary course, the Company presents both GAAP and non-GAAP net income in its quarterly earnings releases, which it furnishes to the Commission on Form 6-K. In a good faith attempt to avoid the presentation of double lease expense for the first quarter of fiscal year 2024 and the resulting ambiguity when presenting lease expense to investors, the Company reflected a non-GAAP adjustment in the May Form 6-K for the amount of non-cash lease expense (arising from the New HQ Lease) included in its GAAP financials.

The Company additionally notes that the impetus of the non-GAAP measure was based on an isolated fact pattern that is not itself indicative of the performance of the Company’s business. In particular, the need for the non-GAAP measure arose out of the transition to a new headquarters, a non-recurring event. Therefore, while lease expense is generally required to be recognized under GAAP, the Company views the associated expense (arising from the unique circumstances relating to the New HQ Lease) as not directly tied to the Company’s overall business performance, and the use of the non-GAAP measure in this instance constitutes an exception to its normal financial presentation. Further, adjusting to exclude the double lease expense assists investors in evaluating the Company’s true operating performance and comparing it across periods, by enabling investors to consider whether the lease expense is generally in line and consistent with prior periods. For clarity, the foregoing non-GAAP adjustment is presented on a gross (pre-tax basis), and not on a net of tax basis. Furthermore, the Company respectfully advises the Staff that in future periods, as the Company’s old lease agreement expires, no non-GAAP adjustments for lease expense will be necessitated.

Non-GAAP Adjustments for “Deferred Tax.” Historically, at the time the Company released its Valuation Allowance, the Company adjusted the associated tax income in its non-GAAP disclosure. In a good faith attempt to more accurately portray the Company’s operating performance, of which tax income is not commensurate with income before taxes, the Company reflected a non-GAAP adjustment. In subsequent periods, in order to be consistent with the initial adjustment, the Company reflects a non-GAAP adjustment of the realization of its Deferred Tax Assets.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at +972-3-976-4000, or Jared Kaplan at (312) 964-7754 or Neil Gold of Norton Rose Fulbright US LLP at (212) 318-3022.

Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Niran Baruch
Niran Baruch
Vice President Finance
and Chief Financial Officer

cc:	Itamar Rosen, Adv., AudioCodes Ltd.

Jared Kaplan, Esq., Norton Rose Fulbright US LLP

Neil Gold, Esq., Norton Rose Fulbright US LLP